                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                               Saul Centers, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   804395 10 1
                                 (CUSIP Number)

                              William F Anhut, Jr.
                        7501 Wisconsin Avenue, Suite 1500
                            Bethesda, Maryland 20814
                                 (301) 986-6108
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 22 Pages

                                                              Page 2 of 23 Pages

------------------------
CUSIP NO. 804395 10 1                  13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             B. Francis Saul II
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC, OO
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES     7.   SOLE VOTING POWER (See Item 6)
BENEFICIALLY OWNED BY        23,082
         EACH
   REPORTING PERSON
         WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             5,414,339
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             23,082
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             5,414,339
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,437,421
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

                                                              Page 3 of 23 Pages

------------------------
CUSIP NO. 804395 10 1                  13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             B. F. Saul Property Company (formerly Franklin Property Company)
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY               208,454
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             208,454
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             208,454
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

                                                              Page 4 of 23 Pages

------------------------
CUSIP NO. 804395 10 1                  13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             Westminster Investing Corporation
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY               374,030
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             374,030
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             374,030*
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

                                                              Page 5 of 23 Pages

------------------------
CUSIP NO.  804395 10 1                 13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             Van Ness Square Corporation
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY               99
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             99
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             99
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

                                                              Page 6 of 23 Pages

------------------------
CUSIP NO. 804395 10 1                  13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             B.F. Saul Real Estate Investment Trust
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC, WC
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY               3,315,984
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             267,770
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             3,315,984
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             267,770
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,583,754
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             OO
--------------------------------------------------------------------------------

                                                              Page 7 of 23 Pages

------------------------
CUSIP NO. 804395 10 1                  13D
------------------------

--------------------------------------------------------------------------------
        1.   NAMES OF REPORTING PERSONS
             Dearborn, L.L.C.
--------------------------------------------------------------------------------
        2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
        3.   SEC USE ONLY
--------------------------------------------------------------------------------
        4.   SOURCE OF FUNDS
             SC
--------------------------------------------------------------------------------
        5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
        6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7.   SOLE VOTING POWER (See Item 6)
  BENEFICIALLY               267,770
    OWNED BY
      EACH
REPORTING PERSON
      WITH
--------------------------------------------------------------------------------
                        8.   SHARED VOTING POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER (See Item 6)
                             267,770
--------------------------------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER (See Item 6)
                             0
--------------------------------------------------------------------------------
       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             267,770
--------------------------------------------------------------------------------
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
--------------------------------------------------------------------------------
       14.   TYPE OF REPORTING PERSON
             OO
--------------------------------------------------------------------------------

                                                              Page 8 of 23 Pages

                                AMENDMENT NO. 19
                                       TO
                                  SCHEDULE 13D

ITEM 1. Security and Issuer.

     This statement on Schedule 13D, as amended from time to time (the "Schedule 13D") is being filed with respect to the Common Stock, par value $.01 per share (the "Common Stock") of Saul Centers, Inc., a Maryland corporation ("Saul Centers"), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2. Identity and Background.

     Item 2 is amended in its entirety to read as follows:

     This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (6) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Trust, and Dearborn, L.L.C are hereinafter referred to collectively as the "Saul Entities."

     B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) B. F. Saul Company (the "Saul Company"), (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). The business address for Mr. Saul, Saul Centers, Saul Company and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

     B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

     Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

                                                              Page 9 of 23 Pages

     Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

     The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

     Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

                           Position with Company and Present
Name/1/                    Principal Occupation if Different
-------                    ---------------------------------

Philip D. Caraci           Chairman; Vice Chairman, Saul Centers, Inc.; Trustee,
                           B.F. Saul Real Estate Investment Trust

B. Francis Saul III        President and Director; Vice Chair, Chevy Chase Bank,
                           F.S.B., President and Director, Saul Centers, Inc.;
                           Senior Vice President and Director, B. F. Saul
                           Company; Senior Vice President, Secretary and
                           Trustee, B. F. Saul Real Estate Investment Trust

Ross E. Heasley            Vice President and Director; Vice President, B. F.
                           Saul Company; Vice President, B. F. Saul Real Estate
                           Investment Trust; Vice President and Assistant
                           Secretary, Saul Centers, Inc.

Laurence Millspaugh        Senior Vice President - Acquisition and Development;
                           Senior Vice President - Acquisition and Development,
                           B. F. Saul Company; Vice President, B. F. Saul Real
                           Estate Investment Trust

Steven N. Corey            Senior Vice President - Office Leasing; Senior Vice
                           President, B. F. Saul Company

Henry C. Parrish III       Senior Vice President; Vice President, B. F. Saul
                           Company; Vice President, B. F. Saul Real Estate
                           Investment Trust

----------
/1/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

                                                             Page 10 of 23 Pages

Bill D. Tzamaras           Vice President and Treasurer; Vice President and
                           Treasurer, B. F. Saul Company and B. F. Saul Real
                           Estate Investment Trust; Vice President and Chief
                           Accounting Officer, Saul Centers, Inc.

Mark G. Carrier            Vice President; Senior Vice President, B. F. Saul
                           Company; Vice President, B. F. Saul Real Estate
                           Investment Trust

James P. Sprouse           Vice President; Vice President, B. F. Saul Company;
                           Assistant Vice President, B. F. Saul Real Estate
                           Investment Trust

Merle F. Sustersich        Vice President; Vice President, B. F. Saul Company;
                           Vice President, B.F. Saul Real Estate Investment
                           Trust

Bryon S. Barlow            Vice President - Office Management; Vice President,
                           B. F. Saul Company

Enio P. Guerra             Vice President; Vice President, B. F. Saul Company

Barbara L. Reifsnider      Vice President; Vice President, B. F. Saul Company

Alison B. Rubin            Vice President; Vice President, B. F. Saul Company

Kenneth F. Kovach          Vice President; Vice President, B.F. Saul Company

Donald A. Hachey           Vice President; Vice President, B.F. Saul Company

Mark A. Hardy              Vice President; Vice President, B.F. Saul Company

William May                Vice President; Vice President, B.F. Saul Company

David B. Newcome           Vice President; Vice President, B.F. Saul Company

Daniel A. Rigaux           Vice President; Vice President, B.F. Saul Company

Westminster Investing Corporation

                           Position with Company and Present
Name/2/                    Principal Occupation if Different
-------                    ---------------------------------

----------
/2/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

                                                             Page 11 of 23 Pages

B. Francis Saul II         Chairman of the Board and President; Chairman of the
                           Board and Chief Executive Officer, Saul Centers,
                           Inc.; Chairman of the Board, B. F. Saul Company, B.
                           F. Saul Real Estate Investment Trust, Chevy Chase
                           Bank, F.S.B.

B. Francis Saul III        Executive Vice President and Director; Senior Vice
                           President and Director, B. F. Saul Company; President and Director, B. F. Saul Property Company; Senior
                           Vice President, Secretary and Trustee, B. F. Saul
                           Real Estate Investment Trust; Vice Chair, Chevy Chase
                           Bank, F.S.B.; President and Director, Saul Centers,
                           Inc.

George M. Rogers, Jr./3/   Director; Senior Counsel, Shaw Pittman LLP

Ross E. Heasley            Vice President and Treasurer; Vice President, B. F.
                           Saul Company; Vice President, B. F. Saul Real Estate
                           Investment Trust; Vice President and Assistant
                           Secretary, Saul Centers, Inc.

Merle F. Sustersich        Secretary; Vice President, B. F. Saul Company; Vice
                           President, B.F. Saul Real Estate Investment Trust

Patrick T. Connors         Vice President; Senior Vice President, B. F. Saul
                           Company

Van Ness Square Corporation

                           Position with Company and Present
Name/4/                    Principal Occupation if Different
-------                    ---------------------------------

B. Francis Saul II         Chairman; Chairman of the Board and Chief Executive
                           Officer, Saul Centers, Inc.; Chairman of the Board,
                           B. F. Saul Company, B. F. Saul Real Estate Investment
                           Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III        President, Secretary and Director; Executive Vice
                           President and Director, Westminster Investing
                           Corporation; Senior Vice President and Director, B.
                           F. Saul Company; President, B. F. Saul Property

----------
/3/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

/4/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

                                                             Page 12 of 23 Pages

                           Company; Senior Vice President, Secretary and Trustee, B. F. Saul Real Estate Investment Trust; Vice Chair, Chevy Chase Bank F.S.B.; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.      Vice President, Treasurer and Director; Vice
                           President, Saul Centers, Inc.

B. F. Saul Real Estate Investment Trust

                           Position with Company and Present
Name/5/                    Principal Occupation if Different
-------                    ---------------------------------

B. Francis Saul II         Trustee and Chairman; Chairman of the Board and Chief
                           Executive Officer, Saul Centers, Inc.; Chairman of the Board, B. F. Saul Company, Chevy Chase Bank,
                           F.S.B.

Gilbert M. Grosvenor/6/    Trustee; Chairman of the Board of Trustees, National
                            Geographic Society

George M. Rogers, Jr./7/   Trustee; Senior Counsel, Shaw Pittman LLP

Garland J. Bloom           Trustee; Real Estate Consultant

John R. Whitmore/8/        Trustee; Senior Advisor to The Bessemer Group, Inc.

Philip D. Caraci           Trustee; Vice Chairman, Saul Centers, Inc.; Chairman,
                           B. F. Saul Property Company

B. Francis Saul III        Trustee, Secretary and Senior Vice President; Senior
                           Vice President and Director, B. F. Saul Company; Vice
                           Chair, Chevy Chase Bank, F.S.B.; President and
                           Director, Saul Centers, Inc; President and Director,
                           B. F. Saul

----------
/5/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

/6/ Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037

/8/ Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                             Page 13 of 23 Pages

                           Property Company

Stephen R. Halpin, Jr.     Vice President and Chief Financial Officer; Executive
                           Vice President and Chief Financial Officer, Chevy
                           Chase Bank, F.S.B.; Senior Vice President and Chief
                           Financial Officer, B. F. Saul Company

G. Timothy Hanlon          General Counsel; Executive Vice President and General
                           Counsel, Chevy Chase Bank, F.S.B.

Patrick T. Connors         Vice President; Senior Vice President, B. F. Saul
                           Company

Ross E. Heasley            Vice President; Vice President, B. F. Saul Company;
                           Vice President and Assistant Secretary, Saul Centers,
                           Inc.; Vice President and Director, B. F. Saul
                           Property Company

Bill D. Tzamaras           Vice President and Treasurer; Vice President and
                           Treasurer, B. F. Saul Company; Vice President and
                           Chief Accounting Officer, Saul Centers, Inc

Henry Ravenel, Jr.         Vice President; Vice President, B. F. Saul Company
                           and Saul Centers, Inc.

Laurence Millspaugh        Vice President; Senior Vice President, B. F. Saul
                           Company; Vice President, B. F. Saul Property Company

Mark G. Carrier            Vice President; Senior Vice President, B. F. Saul
                           Company; Vice President, B. F. Saul Property Company

Steven N. Corey            Vice President; Senior Vice President, B. F. Saul
                           Company

Henry C. Parrish III       Vice President; Senior Vice President, B. F. Saul
                           Company

John A. Spain              Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich        Vice President; Vice President, B. F. Saul Company

                                                             Page 14 of 23 Pages

Dearborn, L.L.C.

                           Position with Company and Present
Name/9/                    Principal Occupation if Different
-------                    ---------------------------------

B. Francis Saul II         Chairman; Chairman of the Board and Chief Executive
                           Officer, Saul Centers, Inc.; Chairman of the Board,
                           B. F. Saul Company, B. F. Saul Real Estate Investment
                           Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III        Vice President; Senior Vice President and Director,
                           B. F. Saul Company; President and Director, B. F.
                           Saul Property Company; Senior Vice President,
                           Secretary and Trustee, B. F. Saul Real Estate
                           Investment Trust; Vice Chair, Chevy Chase Bank,
                           F.S.B.; President and Director, Saul Centers, Inc.

Ross E. Heasley            Vice President; Vice President, B. F. Saul Company;
                           Vice President, B. F. Saul Real Estate Investment
                           Trust; Vice President and Assistant Secretary, Saul
                           Centers, Inc.

Bill D. Tzamaras           Vice President and Treasurer; Vice President and
                           Treasurer, B. F. Saul Company , B. F. Saul Property
                           Company and B. F. Saul Real Estate Investment Trust;
                           Vice President and Chief Accounting Officer, Saul
                           Centers, Inc

Patrick T. Connors         Vice President; Senior Vice President, B. F. Saul
                           Company; Vice President, B. F. Saul Real Estate
                           Investment Trust

Henry C. Parrish III       Vice President; Vice President, B. F. Saul Company,
                           B. F. Saul Property Company and B. F. Saul Real
                           Estate Investment Trust

Merle F. Sustersich        Secretary; Vice President, B. F. Saul Company, B. F.
                           Saul Property Company and B.F. Saul Real Estate
                           Investment Trust

     None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the

----------
/9/ The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

                                                             Page 15 of 23 Pages

Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

     None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

     To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

     All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended in its entirety to read as follows:

     Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 18 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on July 31, 2002, October 31, 2002 and January 31, 2003. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation and Dearborn, L.L.C. all participated in the DRIP and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

                                                             Page 16 of 23 Pages

Saul Trust

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                 $1,208,477.919        $22.9405        52,678.796
October 31, 2002              $1,827,723.632        $23.1830        78,838.961
January 31, 2003              $1,843,531.271        $21.4855        85,803.508
                              ==============
   Total:                     $4,879,732.822                       217,321.265

B. F. Saul Property Company

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                 $ 77,213.892          $22.9405         3,365.833
October 31, 2002              $ 78,526.570          $23.1830         3,387.248
January 31, 2003              $ 79,847.595          $21.4855         3,716.348
                              ============
   Total:                     $235,588.057                          10,469.429

Van Ness Square Corporation

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                    $ 36.544           $22.9405           1.593
October 31, 2002                 $ 37.186           $23.1830           1.604
January 31, 2003                 $ 37.793           $21.4855           1.759
                                 ========
   Total:                        $111.523                              4.956

Dearborn, L.L.C.

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $695,502.577         $22.9405        30,317.673
October 31, 2002               $100,871.412         $23.1830         4,351.094
January 31, 2003               $102,568.339         $21.4855         4,773.840
                               ============
   Total:                      $898,942.328                         39,442.607

B. F. Saul Company Employees' Profit Sharing Retirement Trust

     The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by four trustees: B. Francis Saul II, Philip
D. Caraci, Alexander R.M. Boyle and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of Common Stock acquired by the Plan, the acquisition of such shares is being reported in this
Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.

                                                             Page 17 of 23 Pages

     The Plan participated in the DRIP and reinvested the following amounts for shares of Common Stock:

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $441,138.199         $22.9405         19,229.668
October 31, 2002               $448,637.764         $23.1830         19,352.015
January 31, 2003               $456.185.056         $21.4855         21,232.229
                               ============
   Total:                      $889,371.363                          59,813.912

     Beginning in 1999, pursuant to the DRIP, 100 shares of Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                    $174.279           $22.9405           7.749
October 31, 2002                 $180.804           $23.1830           7.799
January 31, 2003                 $136.450           $21.4855           8.556
                                 ========
   Total:                        $270.347                             24.104

     In addition, various trusts established for the benefit of the children of
B. Francis Saul II (the "Trusts"), and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by the Trusts and Mrs. Patricia E. Saul.

     The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,838.085           $22.9405           80.124
October 31, 2002               $1,869.315           $23.1830           80.633
January 31, 2003               $1,900.650           $21.4855           88.468
                               ==========
   Total:                      $5,608.050                             249.225

                                                             Page 18 of 23 Pages

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,102.842           $22.9405           48.074
October 31, 2002               $1,121.594           $23.1830           48.380
January 31, 2003               $1,140.472           $21.4855           53.081
                               ==========
   Total:                      $3,364.908                             149.535

Patricia English Saul Trust
B. Francis Saul II, Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,838.085           $22.9405           80.124
October 31, 2002               $1,869.315           $23.1830           80.633
January 31, 2003               $1,900.650           $21.4855           88.468
                               ==========
   Total:                      $5,608.050                             249.225

Trust FBO Elizabeth W. Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,838.085           $22.9405           80.124
October 31, 2002               $1,869.315           $23.1830           80.633
January 31, 2003               $1,900.650           $21.4855           88.468
                               ==========
   Total:                      $5,608.050                             249.225

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,838.085           $22.9405           80.124
October 31, 2002               $1,869.315           $23.1830           80.633
January 31, 2003               $1,900.650           $21.4855           88.468
                               ==========
   Total:                      $5,608.050                             249.225

                                                             Page 19 of 23 Pages

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $1,838.085           $22.9405           80.124
October 31, 2002               $1,869.315           $23.1830           80.633
January 31, 2003               $1,900.650           $21.4855           88.468
                               ==========
   Total:                      $5,608.050                             249.225

Patricia E. Saul (Mrs.)

                                                                  Number of shares
Date of DRIP Reinvestment   Amount reinvested   Price per share      purchased
-------------------------   -----------------   ---------------   ----------------
July 31, 2002                  $21,137.881          $22.9405          921.422
October 31, 2002               $21,497.225          $23.1830          927.284
January 31, 2003               $21,858.975          $21.4855         1,017.378
                               ===========
   Total:                      $64,494.081                           2,866.084

ITEM 4. Purpose of Transaction.

     Item 4 is amended in its entirety to read as follows:

     The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

ITEM 5. Interest in Securities of the Issuer.

     Item 5 is amended in its entirety to read as follows:

     a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                          Number of Shares     Percentage
Reporting Person                         Beneficially Owned   Of Class (%)
----------------                         ------------------   ------------

B. Francis Saul II                            5,437,421*          35.7
B.F. Saul Property Company                      208,454            1.4
Westminster Investing Corp.                     374,030            2.5
Van Ness Square Corporation                          99            0.0
Dearborn, L.L.C.                                267,770            1.8
B.F. Saul Real Estate Investment Trust        3,585,754           23.5

* Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 480 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are

                                                             Page 20 of 23 Pages

considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 22,602 shares held by the Trusts, 57,066 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.

     The number of Common Shares beneficially owned collectively by the reporting persons and other affiliates of B. Francis Saul II excludes 5,178,763 units of limited partnership interest in Saul Holdings Limited Partnership, a Delaware limited partnership (the "Partnership"), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, these 5,178,763 units may not be converted into shares of Common Stock because such conversion would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 24.9% of the outstanding shares of Common Stock.

     b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

        Name                               Principal Occupation
----------------------   -------------------------------------------------------
Philip D. Caraci         Vice Chairman, Saul Centers, Inc.; Chairman, B. F. Saul
                         Property Company;  Trustee, B. F. Saul Real Estate
                         Investment Trust
Alexander R. M. Boyle    Vice Chairman, Chevy Chase Bank, F.S.B.
Stephen R. Halpin, Jr.   Executive Vice President and Chief Financial Officer,
                         Chevy Chase Bank, F.S.B.; Vice President and Chief
                         Financial Officer, B. F. Saul Real Estate Investment
                         Trust

The business address of Messrs. Caraci, Boyle and Halpin is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

                                                             Page 21 of 23 Pages

     B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust, has the sole power to vote and the sole power to direct the disposition of 22,602 shares of Common Stock held by these trusts. As noted in
Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

------------------------------------------------------------------------
                        Owner                           Number of Shares
------------------------------------------------------------------------
Bank of America, N.A., Trustee FBO Francis                   24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
------------------------------------------------------------------------
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO         1,000
Elizabeth W. Saul
------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                   8,462
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                   5,962
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------
Trust FBO Patricia English Saul                               8,162
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------
Trust FBO Sharon Elizabeth Saul                               3,000
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                      57,066
------------------------------------------------------------------------

     Because Mr. Saul is not the beneficial owner of the shares held by the Trusts listed above, these shares are not included in Mr. Saul's holdings in
Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul's holdings in Item 5(a) above.

     The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

     Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

     George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

     Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

     To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor

                                                             Page 22 of 23 Pages

Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

     c. Other than as described in Item 3 above, there have been no transactions known to the persons filing this statement since the filing of Amendment No. 18 to this Schedule 13D.

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia
E. Saul, relates to more than five percent of the Common Stock.

     e. Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7. Material to be Filed as Exhibits.

     None.

                                                             Page 23 of 23 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ B. Francis Saul II
                                            ------------------------------------
April 30, 2003                              B. Francis Saul II


                                            B. F. SAUL PROPERTY COMPANY


April 30, 2003                              By: /s/ Ross E. Heasley
                                            ------------------------------------
                                               Ross E. Heasley, Vice President


                                            WESTMINSTER INVESTING CORPORATION


April 30, 2003                              By: /s/ B. Francis Saul II
                                            ------------------------------------
                                               B. Francis Saul II,
                                               Chairman and President


                                            VAN NESS SQUARE CORPORATION


April 30, 2003                              By: /s/ B. Francis Saul II
                                            ------------------------------------
                                               B. Francis Saul II,
                                               Chairman


                                            DEARBORN, L.L.C.


                                            By: B.F. SAUL REAL ESTATE INVESTMENT
                                                TRUST, its sole member


April 30, 2003                              By: /s/ B. Francis Saul II
                                            ------------------------------------
                                               B. Francis Saul II,
                                               Chairman


                                            B. F. SAUL REAL ESTATE
                                            INVESTMENT TRUST


April 30, 2003                              By: /s/ B. Francis Saul II
                                            ------------------------------------
                                               B. Francis Saul II,
                                               Chairman